INTEGRITY VIKING FUNDS

1 North Main Street

Minot, North Dakota 58703

January 16, 2025

VIA EDGAR Transmission

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Attn: Christina DiAngelo Fettig (202) 551-6963

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:    Integrity Funds - File No.: 811-07322

Viking Mutual Funds – File No.: 811-09277

            RE: Response to comments received on the Sarbanes-Oxley review of the report filings for the following funds managed by Viking Fund Management, LLC, a wholly owned subsidiary of Corridor Investors, LLC:

Fund                                                                Fiscal Year-End                                  811#

The Integrity Funds                                          July 31, 2024                                       811-07322

Integrity High Income Fund

Integrity Growth & Income Fund

Integrity Dividend Harvest Fund

Integrity Dividend Summit Fund

Integrity Mid-North American Resources Fund

Integrity Short Term Government Fund

Viking Mutual Funds                                       July 31, 2024                                       811-09277

Kansas Municipal Fund

Nebraska Municipal Fund

Oklahoma Municipal Fund

Maine Municipal Fund

Viking Tax-Free Fund for Montana

Viking Tax-Free Fund for North Dakota

Ms. DiAngelo:

Below are each of the comments received on report filings reviewed by the Office of Disclosure and Review.

1. Diversification question

COMMENT:

The Oklahoma Municipal Fund is categorized as diversified. It appears that issuers representing more than 5% of total assets were about 28% of assets as of the end of the July 31, 2024 reporting period. Please explain how the Fund is considered diversified.

RESPONSE: Based on the Oklahoma Fund’s diversification calculation as of July 31, 2024, issuers representing over 5% of total assets were at 17.61%, and issuers representing under 5% of total assets and all other allowable assets totaled 82.39%. Although the Schedule of Investments at July 31, 2024 categorized the bond holdings by industry and lists the name of each bond by the bond authority, diversification is calculated and tested using the actual underlying issuer of the bond, which may differ from the finance authority that acted as the conduit for the offering. For example, there were ten bonds on the Schedule of Investments at July 31, 2024, with the name of Oklahoma Development Finance Authority (“ODFA”), totaling 13.09% of total assets. For the first 4 bonds listed below representing 2.85% of total assets, ODFA acted purely as the conduit to facilitate the offering. In these deals, the ODFA has no obligation to pay the debt, and creditors look solely to the underling issuer as the obligor. For the other ODFA positions, ODFA is the obligor and regarded as the issuer. The ODFA bonds represented 10.24% of total assets. There were other municipal bonds in the portfolio that are considered in the same manner as below, resulting in the diversified status of the Oklahoma Municipal Fund.

2. Significant portion of securities of companies that comprise the Information Technology sector

COMMENT:

The Schedule of Investments portion of the Annual Report with respect to the Integrity Growth & Income Fund (“G&I Fund”) indicates that the G&I Fund held a significant portion of its assets in securities of companies that comprise the Information Technology sector as of the end of the fiscal year. Registrant should consider adding a risk factor to its prospectus related to investments in the Information Technology sector.

RESPONSE:

The Registrant has filed a Supplement dated January 14, 2025 to the Summary Prospectus dated December 2, 2024 and the Prospectus dated November 30, 2024, with the following information:

The “Principal Investment Strategies” section in the Fund’s Summary Prospectus and Prospectus are supplemented with the following:

While the Fund does not concentrate in any one industry, based on economic conditions, it may make significant investments in certain sectors.

The “Principal Risks” sections in the Fund’s Summary Prospectus and Prospectus are supplemented with the following:

Risks of the Information Technology Sector: The Fund may invest significantly in securities of companies in the information technology sector, and will therefore be susceptible to adverse economic, business, political, environmental, regulatory, or other occurrences affecting that sector. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments and frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

3. NAV error question

COMMENT:

Regarding the checkbox marked YES on Item B22 of Form N-CEN for the July 31, 2023 reporting period of the Kansas Municipal Fund, please describe in correspondence the nature and circumstances of the error, any associated internal control implications, and amounts reimbursed, if any.

RESPONSE:

Item B.22. of Form N-CEN for the July 31, 2023 reporting period for Kansas Municipal Fund was incorrectly marked as YES. There was an NAV error that required reimbursement to the Fund but shareholder accounts were not required to be reprocessed based on the amount of the error. Incorrect yields for January 3, 2023 were entered into the municipal bond matrix by the pricing analyst. January 3, 2023 was the first business day of the new calendar year. An adjustment should have been made to the yields obtained from S&P Global (fka Refinitive) per the Municipal Market Monitor (TM3) reports for the year-end roll. This error was discovered the following morning, January 4, 2023 and corrections to the securities values were immediately and appropriately made. The Net Asset Value was off by $.02 for Class A of the Kansas Municipal Fund and resulted in a $20.68 gain based on shareholder activity for January 3, 2023. Class I Net Asset Value of the same Fund was off by $0.01 (the $0.01 difference was due to rounding) and resulted in a loss of $44.85 based on shareholder activity. The $44.85 was reimbursed to Kansas Municipal Fund Class I by Integrity Fund Services, LLC. To ensure this error does not occur in the future, pricing and review procedures were enhanced and communication with the pricing vendor occurs when unusual changes show on the TM3 reports.

4. When-issued securities

COMMENT:

For both of the Registrants, The Integrity Funds and Viking Mutual Funds (the “Funds”), please explain whether FORM N-CEN item C.7 n. (vi) should have been checked for any of the Funds. Did the Fund invest in a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, in reliance on rule 18f-4(f) (17 CFR 270.18f-4(f))?

RESPONSE:

The Registrant initially determined that the Funds were not relying on Rule 18f-4(f) which resulted in the responses to the Funds’ Form N-CEN item C.7 n (vi). Per the Funds’ Rule 18f-4(f) Procedures, the Funds will not engage in transactions that would be considered “derivatives” for purposes of Rule 18f-4 without the prior consent of the Investment Compliance Committee and amendment, if applicable, of these procedures to comply with Rule 18f-4. The Funds invest in when-issued securities periodically. These when-issued purchases are considered eligible delayed delivery securities and are not considered derivatives. Based on review of the Rule, Paragraph 18f-4(f) provides that delayed delivery securities are not considered Derivatives if (1) the trade settles within 35 days of its trade date, and (2) the Fund intends to physically settle the trade rather than engage in an offsetting transaction. Viking Fund Management (Adviser) and Integrity Fund Services, LLC (Fund Accountant) monitor trading activity to ensure all trades settle within 35 days of trade date. After further review and based on the Funds use of when-issued securities, it was determined that reliance is placed on Rule 18f-4(f). Item C.7.n.(vi) of Form N-CEN will be checked on future filings.

The following comments and responses relate to the Tailored Shareholder Reports.

5. Amend N-CSR

COMMENT:

We recognize the amended N-CSR for The Integrity Funds and Viking Mutual Funds to include the audit opinion. It appears the most recent filings has the audit opinion under item 6 as opposed to item 7. On the Integrity Viking Fund website the audit opinion is under item 7. Please amend both the N-CSRs to reflect the information on the Funds’ website. The schedule of investments is also under item 7 on the Fund website and should be under item 7 of the N-CSR as well. The titles and the dates of the schedule of investments should also be amended on the N-CSR to be consistent with the Fund website.

RESPONSE:

The amended Forms N-CSR for The Integrity Funds and Viking Mutual Funds were filed on December 6, 2024 and include the above mentioned changes.

6. Tailored Shareholder Report conform to FORM N-1A

COMMENT:

Item 27A(b)4 of the N-1A is a requirement for the following statement:

This [annual or semi-annual] shareholder report contains important information about [the Fund] for the period of [beginning date] to [end date]. You can find additional information about the Fund at [______]. You can also request this information by contacting us at [______]

In the tailored shareholder reports, please state annual or semi-annual in the introductory statement on the first page.

RESPONSE:

This change will be made on all future Tailored Shareholder Reports’ filings beginning with the January 31, 2025 semi-annual report.

7. Fund expense information

COMMENT:

Reference U.S. Securities and Exchange Commission ADI 2024-14 (“ADI”). Under the ADI section 1.b, note that funds must multiply the figure in the “cost paid as a percentage of your investment’ column by the average account value over the period based on an investment of $10,000 at the beginning of the period. The amount is computed using the average account value over the period and not just the straight multiplication of $10,000 by the expense ratio. This would include performance. See Instruction 2(a) to Item 27A(c) of Form N-1A.

RESPONSE:

This change will be made on all future Tailored Shareholder Reports’ filings beginning with the January 31, 2025 semi-annual report.

8. Cumulative performance chart without CDSC

COMMENT:

Please explain why the cumulative performance chart was calculated without CDSC. Say for example it did not apply.

RESPONSE:

CDSC does not apply to the time periods presented in the line graph, therefore, it was not included.

9. Broad-based index

COMMENT:

Reference 27A(d)2 of the N-1A instruction 8. Please provide a disclosure for the reason for the change in the broad-based index.

RESPONSE:

The Registrant initially determined that since the reason for the changes to the broad-based indexes was due to the implementation of the Tailored Shareholder Report (TSR) Rule and the updated definition of a broad-based index, rather than a decision by the Funds, disclosure for the change was not required. Through further inquiries, it was determined that the disclosure was a required disclosure in accordance with the TSR Rule.

10. XBRL data tagging

COMMENT:

Reference U.S. Securities and Exchange Commission ADI 2024-14 (“ADI”). Under the ADI item 7, note that broad-based and additional indexes need to be tagged with separate tags.

RESPONSE:

This has been discussed with the third-party filing agent and the change will be made on all future Tailored Shareholder Reports’ filings beginning with the January 31, 2025 semi-annual report.

11. Performance information

COMMENT:

Reference 27A(d), Instruction 15 of the N-1A instruction pertaining to availability of updated performance information. Please direct shareholders where they can find the information.

RESPONSE:

This change will be made on all future Tailored Shareholder Reports’ filings beginning with the January 31, 2025 semi-annual report.

13. Website disclosures

COMMENT:

Please update the link for the proxy voting link on the fund website for the 2024 proxy period.

RESPONSE:

The proxy voting links on the Funds’ website have been updated with 2024 information.

The following comments and responses relate to the financial statements

14. Concentration of credit risk

COMMENT:

Please reference FASB ASC 825-10-50 and AICPA meeting minutes from January 21, 2020. Funds are allowed to categorize holdings by Industry, Country, or State. Viking Mutual Funds has its bonds categorized by Industry. Please depict credit risk and disclose significant concentration by utilizing a chart of portfolio breakout noting no territories (for example) and that the bonds consist of all Montana, North Dakota, Kansas, Maine, Nebraska, or Oklahoma municipal bonds.

RESPONSE: All municipal bond funds in the Viking Mutual Funds Trust are 100% invested in issuers of their respective states. A disclosure will be added for each Fund to future Forms N-CSR filings beginning with the January 31, 2025 financial statements.

15. Consistent disclosures of investment objective

COMMENT:

Under Note 1 of the financial statements, there is inconsistent disclosures of investment objectives between prospectus and financial statements. Please update these so they are consistent between the prospectus and financial statements for Integrity Dividend Harvest Fund, Integrity Dividend Summit Fund and Integrity Mid-North American Resources Fund.

RESPONSE:

The revision to Note 1 of the financial statements will be included in all future filings beginning with the January 31, 2025 semi-annual report for Integrity Dividend Harvest Fund, Integrity Dividend Summit Fund and Integrity Mid-North American Resources Fund.

The following comments and responses consist of related party disclosures

16. Management fees

COMMENT:

Please disclose how often the management fees are paid.

RESPONSE:

Management fees are paid on a monthly basis. This disclosure will be included in the financial statement footnotes for all future filings beginning with the January 31, 2025 semi-annual report for The Integrity Funds and Viking Mutual Funds.

17. Sub-advisers

COMMENT:

Reference Form N-CEN B15. Should the box for that item have been checked indicating reliance on an exemptive order such as the Manager of Managers exemptive order. Also, the disclosure for the sub-adviser should disclose that it is paid by the adviser. Disclose this and the rate paid to the sub-adviser.

RESPONSE:

The Registrant has determined that the box should remain unchecked for Item B.15. of Form N-CEN. Although the Registrant has a Manager of Managers exemptive order in place, it has not been relied upon since 2009. The disclosure stating that Sub-advisers are paid by the Adviser, including the rate paid to the Sub-Advisers, will be included in the financial statement footnotes for all future filings beginning with the January 31, 2025 semi-annual report for The Integrity Funds. This disclosure is currently included in the Registrant’s prospectus dated November 30, 2024.

18. Weighted average calculation

COMMENT:

Reference FASB ASC 820-10-50-2. In Note 3 of the notes to financial statements, please disclose how the weighted average was calculated.

RESPONSE:

Additional disclosures related to the calculation of weighted average included in Footnote 3, Fair Value Measurements, in The Integrity Funds financial statements, will be included in future financial statement filings beginning with the January 31, 2025 semi-annual report.

19. Fair value measurement

COMMENT:

Reference FASB ASC 820-10-50-2(g). Above Note 4 of the notes to financial statements, provide more specificity in the sensitivity analysis.

RESPONSE:

Additional disclosures related to the sensitivity analysis included in Footnote 3, Fair Value Measurements, in The Integrity Funds financial statements will be included in future financial statement filings beginning with the January 31, 2025 semi-annual report.

20. Certifications of filings

COMMENT:

Regarding the titles for certification of filings, specifically, President and Treasurer Titles should be replaced with Principal Financial Officer and Principal Executive Officer or add the new language in parenthesis along with the original Title.

RESPONSE:

Titles for certifications of filings will be revised to Principal Executive Officer and Principal Financial Officer on all future filings.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (701) 712-8858.

Sincerely,

Shelly Nahrstedt

Treasurer

Principal Financial Officer

Integrity Viking Funds